UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 4)*

                               Kinder Morgan, Inc.
                                (NAME OF ISSUER)

                      Common Stock, par value $5 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                     49455P
                                 (CUSIP NUMBER)

                               James Westra, Esq.
                           Weil, Gotshal & Manges LLP
                               100 Federal Street
                                   34th Floor
                                Boston, MA 02110
                                 (617) 772-8300

                               R. Jay Tabor, Esq.
                           Weil, Gotshal & Manges LLP
                               200 Crescent Court
                                    Suite 300
                               Dallas, Texas 75201
                                 (214) 746-7700

    ------------------------------------------------------------------------
          ( NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
                       RECEIVE NOTICES AND COMMUNICATIONS)


                                October 23, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A
                                 --------------

         EXPLANATORY NOTES: This Amendment No. 4 to Schedule 13D (this "Amendment") is being filed by Richard D. Kinder and the other reporting persons (collectively, the "Reporting Persons") identified in the Schedule 13D filed on May 30, 2006, as amended by Amendment No. 1 thereto filed on June 7, 2006, Amendment No. 2 thereto filed on August 30, 2006, and Amendment No. 3 thereto filed on September 22, 2006 (as so amended, the "Schedule 13D") with the Securities and Exchange Commission (the "Commission") relating to the common stock, par value $5.00 per share ("Common Stock"), of Kinder Morgan, Inc. (the "Issuer"). The Schedule 13D is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment. Capitalized terms used but not defined in this Amendment shall have the meanings given in the Schedule 13D.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

         The disclosure in Item 3 is hereby supplemented by adding the following after the last paragraph thereof:

         On October 23, 2006, Mr. Shaper entered into a Rollover Equity Commitment Letter (the "Shaper Rollover Equity Commitment Letter"), pursuant to which Mr. Shaper agreed, subject to certain conditions, to contribute $13,598,785 in cash, representing the after-tax proceeds to be received in respect of certain of his options and restricted stock pursuant to the Merger Agreement, to Parent in exchange for Parent Class A Units. The Shaper Rollover Equity Commitment Letter also contemplates that, concurrently with the issuance of the Parent Class A Units to Mr. Shaper, Mr. Shaper shall be issued 7,799,775 Class A-1 Units of Parent ("Parent Class A-1 Units"). Pursuant to the Shaper Rollover Equity Commitment Letter, Mr. Shaper also agreed to the cancellation of 22,031 of his options to purchase Common Stock with an average exercise price of $24.75 per share. This summary of the Shaper Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Shaper Rollover Equity Commitment Letter, which is attached hereto as
Exhibit 7.23 and incorporated by reference in its entirety into this Item 3.

         On October 23, 2006, Ms. Dang entered into a Rollover Equity Commitment Letter (the "Dang Rollover Equity Commitment Letter"), pursuant to which Ms. Dang agreed, subject to certain conditions, to contribute $750,032 in cash, representing the after-tax proceeds to be received in respect of certain of her options and restricted stock pursuant to the Merger Agreement, to Parent in exchange for Parent Class A Units. The Dang Rollover Equity Commitment Letter also contemplates that, concurrently with the issuance of the Parent Class A Units to Ms. Dang, Ms. Dang shall also be issued 430,191 Parent Class A-1 Units. This summary of the Dang Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Dang Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7.24 and incorporated by reference in its entirety into this Item 3.

         On October 23, 2006, Mr. David Kinder entered into a Rollover Equity Commitment Letter (the "David Kinder Rollover Equity Commitment Letter"), pursuant to which Mr. David Kinder agreed, subject to certain conditions, to


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



contribute $1,075,981 in cash, representing the after-tax proceeds to be received in respect of certain of his options and restricted stock pursuant to the Merger Agreement, to Parent in exchange for Parent Class A Units. The David Kinder Rollover Equity Commitment Letter also contemplates that, concurrently with the issuance of the Parent Class A Units to Mr. David Kinder, Mr. David Kinder shall be issued 617,144 Parent Class A-1 Units. Pursuant to the David Kinder Rollover Equity Commitment Letter, Mr. David Kinder also agreed to the cancellation of 1,497 of his options to purchase Common Stock with an average exercise price of $39.12 per share. This summary of the David Kinder Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the David Kinder Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7.25 and incorporated by reference in its entirety into this Item 3.

         On October 23, 2006, Mr. Listengart entered into a Rollover Equity Commitment Letter (the "Listengart Rollover Equity Commitment Letter"), pursuant to which Mr. Listengart agreed, subject to certain conditions, to contribute $6,027,058 in cash, representing the after-tax proceeds to be received in respect of certain of his options and restricted stock pursuant to the Merger Agreement, to Parent in exchange for Parent Class A Units. The Listengart Rollover Equity Commitment Letter also contemplates that, concurrently with the issuance of the Parent Class A Units to Mr. Listengart, Mr. Listengart shall be issued 3,456,904 Parent Class A-1 Units. Pursuant to the Listengart Rollover Equity Commitment Letter, Mr. Listengart also agreed to the cancellation of 7,841 of his options to purchase Common Stock with an average exercise price of $23.8125 per share. This summary of the Listengart Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Listengart Rollover Equity Commitment Letter, which is attached hereto as Exhibit 7.26 and incorporated by reference in its entirety into this
Item 3.

         On October 23, 2006, Mr. Street entered into a Rollover Equity Commitment Letter (the "Street Rollover Equity Commitment Letter"), pursuant to which Mr. Street agreed, subject to certain conditions, to contribute $3,813,005 in cash, representing the after-tax proceeds to be received in respect of certain of his options and restricted stock pursuant to the Merger Agreement, to Parent in exchange for Parent Class A Units. The Street Rollover Equity Commitment Letter also contemplates that, concurrently with the issuance of the Parent Class A Units to Mr. Street, Mr. Street shall be issued 2,187,004 Parent Class A-1 Units. This summary of the Street Rollover Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the Street Rollover Equity Commitment Letter, which is attached hereto as
Exhibit 7.27 and incorporated by reference in its entirety into this Item 3.


         ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The information set forth or incorporated by reference in Item 3 is incorporated by reference in its entirety into this Item 6.

         ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.





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



         The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order at the end of that section:


     Exhibit      Shaper Rollover Equity Commitment Letter, dated October 23,
       7.23.      2006 (incorporated by reference to Exhibit (d)(21) of
                  Amendment No. 2 to Schedule 13E-3 filed by the Issuer on
                  October 23, 2006).


     Exhibit      Dang Rollover Equity Commitment Letter, dated October 23, 2006
       7.24.      (incorporated by reference to Exhibit (d)(22) of Amendment No.
                  2 to Schedule 13E-3 filed by the Issuer on October 23, 2006).


     Exhibit      David Kinder Rollover Equity Commitment Letter, dated October
       7.25.      23, 2006 (incorporated by reference to Exhibit (d)(23) of
                  Amendment No. 2 to Schedule 13E-3 filed by the Issuer on
                  October 23, 2006).


     Exhibit      Listengart Rollover Equity Commitment Letter, dated October
       7.26.      23, 2006 (incorporated by reference to Exhibit (d)(24) of
                  Amendment No. 2 to Schedule 13E-3 filed by the Issuer on
                  October 23, 2006).


     Exhibit      Street Rollover Equity Commitment Letter, dated October 23,
       7.27.      2006 (incorporated by reference to Exhibit (d)(25) of
                  Amendment No. 2 to Schedule 13E-3 filed by the Issuer on
                  October 23, 2006).










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                                   Signatures

           After reasonable inquiry and to the best knowledge and belief of each of the undersigned, such person certifies that the information set forth in this
Schedule 13D/A with respect to such person is true, complete and correct.

                                                     Dated: October 24, 2006



                                                               *
                                                     ---------------------------
                                                     RICHARD D. KINDER



                                                               *
                                                     ---------------------------
                                                     C. PARK SHAPER



                                                               *
                                                     ---------------------------
                                                     STEVEN J. KEAN



                                                               *
                                                     ---------------------------
                                                     DAVID D. KINDER



                                                     /S/ JOSEPH LISTENGART
                                                     ---------------------------
                                                     JOSEPH LISTENGART



                                                               *
                                                     ---------------------------
                                                     KIMBERLY A. DANG



                                                               *
                                                     ---------------------------
                                                     JAMES E. STREET



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




                                                     PORTCULLIS PARTNERS, LP

                                                     BY:  PORTCULLIS G.P., LLC


                                                     BY:       *
                                                     ---------------------------
                                                            WILLIAM V. MORGAN
                                                            MANAGER


                                                     PORTCULLIS G.P., LLC


                                                     BY:       *
                                                     ---------------------------
                                                            WILLIAM V. MORGAN
                                                            MANAGER


                                                               *
                                                     ---------------------------
                                                     WILLIAM V. MORGAN


                                                               *
                                                     ---------------------------
                                                     MICHAEL C. MORGAN


                                                               *
                                                     ---------------------------
                                                     FAYEZ SAROFIM





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



* Joseph Listengart, by signing his name hereto, does sign this document on behalf of each of the persons indicated above for whom he is attorney-in-fact pursuant to a power of attorney duly executed by such person and filed with the Securities and Exchange Commission


                                                     /S/ JOSEPH LISTENGART
                                                     ---------------------------
                                                     JOSEPH LISTENGART
















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